ChallengeHop Inc.



ANNUAL REPORT

205 Hudson Street

New York, NY 10013

0

https://petzbe.com/

This Annual Report is dated April 30, 2021.

BUSINESS

Petzbe, Inc. is a social media app for pets, where our users share their pet's daily lives, from the pet's perspective. We offer integrated marketing camapaigns to pet companies. We will sell customized stickers & frames on our app. We are launching our own mobile app game early 2021 and will adopt the traditional revenue model of micro transactions.

Petzbe, Inc. is a wholly-owned subsidiary of ChallengeHop, Inc.

Previous Offerings

Between 2020 and 2019, we sold 200000 in exchange for $800,000 per share under Regulation Crowdfunding.

Type of security sold: Convertible Note

Final amount sold: $400,000.00

Use of proceeds: Business operations, development

Date: December 01, 2020

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $790,000.00

Use of proceeds: Further development and marketing

Date: January 01, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

ChallengeHop, Inc. is a technology company that started in 2015 building one app but has pivoted to another app "Petzbe" which is focused on building a social network related to pets. We have been focusing on app development and increasing the number of users by investing in our development staff and in advertising.

In 2020, the company received an additional $890,000 in convertible notes, up from $400,000 in 2019. The remaining balance of the note is reflected in current assets of $72,853 at year end, down from $145,839 in 2019.

Expenses increased from $1,000,575 in 2019 to $1,604,225 in 2020 primarily because of technology development costs increased to $974,560 in 2020 from $344,461 in 2019 due to aggressively developing the usability of the app.

Historical results and cash flows:

We are focused on increasing user base of app through investing in development of the app and advertising, so our historical results and cashflows are mostly related to paying developers in the form of contractors and salaries and spending on advertising the app through platforms like Facebook.

The company anticipates that the expenses will remain pretty much the same as the company is focusing on the development and advertising of its application as part of the company's efforts to increase number of users on the platform.

In 2021, the company is looking to potentially start a Shopify store through which the company will sell products related to pets, such as dog food and accessories.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $68,427.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Andrea Nerep

Amount Owed: $636,000.00

Interest Rate: 0.0%

Maturity Date: January 01, 2025

Creditor: Scaninvest Ltd.

Amount Owed: $400,000.00

Interest Rate: 3.0%

Maturity Date: June 01, 2022

The loan term will be extended automatically 6 months at a time, unless the lender no later than 4 months prior to the expiry date of the then current loan notifies the borrower that the loan matures at the end of such loan term.

Creditor: Vasilka Holding, Ltd.

Amount Owed: $790,000.00

Interest Rate: 3.0%

Maturity Date: January 01, 2022

The loan term will be automatically extended 6 months at a time, unless the lender no later than 4 months prior to the expiry of the then current loan term notifies the borrower that the loan matures at the end of such term. The lender is entitled to convert the outstanding loan amount into shares of ChallengeHop beginning on 3/30/21. The loan amount secured is 800,000 but the company has received only 790,000 as of Dec 31, 2021.

Creditor: Andrea Nerep

Amount Owed: $11,855.00

Interest Rate: 0.0%

The Company reimburses Andrea for operating expenses that she pays on her personal credit card from time to time. As of February 2021, the Company owes Andrea $11,855.

Creditor: Rosland Capital Group LLC

Amount Owed: $185,000.00

Interest Rate: 3.0%

Maturity Date: June 30, 2021

The company has a $200,000 line of credit and as of February 2021, the company has drawn $185,000. The loan automatically extends on 3 months interval until the creditor demands repayment.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Anders Blom's current primary role is with Rosland Capital Group Ltd.. Anders Blom currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: January 01, 2016 - Present

Responsibilities: He acts as an advisor to drive the organization towards a sustainable future, and to adopt legal governance and financial management policies. Anders receives $0 as annual compensation.

Other business experience in the past three years:

Employer: Petzbe, Inc.

Title: Board Member

Dates of Service: November 01, 2017 - Present

Responsibilities: He acts as an advisor to drive the organization towards a sustainable future, and to adopt legal governance and financial management policies.

Other business experience in the past three years:

Employer: Maida Vale Capital AB

Title: Chairman of the Board

Dates of Service: January 01, 2015 - Present

Responsibilities: He acts as an advisor to drive the organization towards a sustainable future, and to adopt legal governance and financial management policies.

Other business experience in the past three years:

Employer: Rosland Capital Group Ltd.

Title: Board Member

Dates of Service: January 01, 2016 - Present

Responsibilities: He acts as an advisor to drive the organization towards a sustainable future, and to adopt legal governance and financial management policies.

Other business experience in the past three years:

Employer: Hunterhex International Ltd.

Title: Board Member

Dates of Service: January 01, 2018 - Present

Responsibilities: He acts as an advisor to drive the organization towards a sustainable future, and to adopt legal governance and financial management policies.

Other business experience in the past three years:

Employer: Oasmia Pharmaceutical AB

Title: Chief Financial Officer

Dates of Service: October 01, 2017 - March 01, 2019

Responsibilities: He managed the financial actions of a company including tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions.

Name: Mattia Guella

Mattia Guella 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: January 01, 2016 - Present

Responsibilities: Overseeing all aspects of the app development as well as consulting on future app development goals. Mattia: Equity: 1% Salary: $7,000/month

Other business experience in the past three years:

Employer: The Unconventional Company

Title: Founder

Dates of Service: February 10, 2016 - Present

Responsibilities: Backend developer.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Andrea Nerep

Amount and nature of Beneficial ownership: 1,020,000

Percent of class: 46.0

Title of class: Common Stock

Stockholder Name: Rosland Capital Group, Ltd.

Amount and nature of Beneficial ownership: 520,000

Percent of class: 23.0

Title of class: Common Stock

Stockholder Name: Black Moon Asia Capital, Ltd.

Amount and nature of Beneficial ownership: 400,000

Percent of class: 18.0

RELATED PARTY TRANSACTIONS

Name of Entity: Andrea Nerep

Relationship to Company: Officer

Nature / amount of interest in the transaction: The Company reimburses Andrea for operating expenses that she pays with her personal credit card from time to time.

Material Terms: As of February 2021, the company owes Andrea $11,855.

Name of Entity: Andrea Nerep

Relationship to Company: Officer

Nature / amount of interest in the transaction: Loans injected by CEO as needed by the company with no interest.

Material Terms: As of Feb. 2021, the Company owes Andrea $636,548.

Name of Entity: Vasilka Holding Ltd.

Names of 20% owners: Staffan Lofgren

Relationship to Company: Major Investor

Nature / amount of interest in the transaction: $800,000

Material Terms: The loan term is 24 months from the date of the agreement and auto-renews 6 months at a time, unless the lender no later than 4 months prior to the expiry of the then-current loan term notifies the borrower that the loan matures at the end of such term. The lender is entitled to convert the outstanding loan amount into shares of Petzbe beginning on 3/30/21. The loan amount secured is 800,000 but the company has received only 790,000 as of Dec 31, 2021.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2020, 2,225,000 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,069,997.20 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

ChallengeHop, Inc. was incorporated on July 27, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ChallengeHop, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that ChallengeHop is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns one trademark. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the

Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation, such as the Federal Communications Commission and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Petzbe or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Petzbe could harm our reputation and materially negatively impact our financial condition and business.

Increase in Server Costs

Server costs that our Company relies on may increase.

Increase in Ad Prices

We cannot control the costs of ads if Facebook and Instagram increase their ad prices.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2021.

ChallengeHop Inc.

By /s/ *Confirmed*

Name: <u>Confirmed</u>

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CHALLENGEHOP INC.

AND SUBSIDIARY

(a Delaware corporation)

Unaudited Consolidated Financial Statements

For the calendar years ended December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 9, 2021

To: Board of Directors, CHALLENGEHOP INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying consolidated financial statements of CHALLENGEHOP INC. and PETZBE, INC., a wholly-owned subsidiary (together, the "Company"), which comprise the balance sheet(s) as of December 31, 2020 and 2019, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

CHALLENGEHOP INC. and subsidiary
CONSOLIDATED BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		2020		2019
Current Assets				
Cash and cash equivalents	$	68,427	$	141,536
Prepaid expenses		4,426		4,303
Total current assets		72,853		145,839
Fixed assets		2,999		0
Total Assets	$	75,852	$	145,839
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	87,331	$	3,372
Other current liabilities		122		122
Short-term loans payable, related party		12,258		43,952
Total Current Liabilities		99,711		47,446
Convertible notes payable		1,190,000		400,000
Long-term loan payable, related party		636,000		116,891
Long-term loan payable		100,000		0
Interest payable		23,153		1,512
Total Liabilities		2,048,864		565,849
SHAREHOLDERS' EQUITY				
Common stock (10,000,000 of $0.0001 par value shares authorized, 2,225,000 shares issued and outstanding as of December 31, 2020)		1,513,148		1,438,430
Retained deficit		(3,486,160)		(1,858,440)
Total Shareholders' Equity		(1,973,012)		(420,010)
Total Liabilities and Shareholders' Equity	$	75,852	$	145,839

CHALLENGEHOP INC. and subsidiary
CONSOLIDATED STATEMENT OF OPERATIONS
For calendar years ended December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ --	$ --
Operating expenses		
General and administrative	311,437	260,292
Technology development	974,560	344,461
Marketing and advertising	318,258	395,822
Total operating expenses	1,604,225	1,000,575
Net Operating Income (Loss)	(1,604,255)	(1,000,575)
Interest income (expense), net	(21,965)	(1,512)
Depreciation (expense)	(1,500)	--
Tax provision (benefit)	--	--
Net Income (Loss)	$ (1,627,720)	$ (1,002,087)

CHALLENGEHOP INC. and subsidiary
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
For calendar years ended December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock (Amount)	Retained Deficit	Total Members' Equity
Balance as of January 1, 2019	$ 835,923	$ (856,353)	$ (20,430)
Capital contributions, net of distributions	602,507		602,507
Net income (loss)		(1,002,087)	(1,002,087)
Balance as of December 31, 2019	$ 1,438,430	$ (1,858,440)	$ (420,010)
Capital contributions, net of distributions	74,718		74,718
Net income (loss)		(1,627,720)	(1,627,720)
Balance as of December 31, 2020	$ 1,513,148	$ (3,486,160)	$ (1,973,012)

CHALLENGEHOP INC. and subsidiary
CONSOLIDATED STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (1,627,720)	$ (1,002,087)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: depreciation	1,500	--
Changes in operating asset and liabilities:		
(Increase) decrease in prepaid expenses	(123)	(4,303)
Increase (decrease) in accounts payable	83,959	3,372
Increase (decrease) in other current liabilities	0	122
Increase (decrease) in interest payable	21,641	1,512
Net cash used in operating activities	(1,520,743)	(1,001,384)
Investing Activities		
Acquisition of fixed assets	(4,499)	--
Net cash used in investing activities	(4,499)	--
Financing Activities		
Proceeds from capital contribution	74,718	602,507
Proceeds from convertible notes	790,000	400,000
Proceeds from long-term loan	100,000	0
Proceeds from of related party loans	487,415	139,321
Net change in cash from financing activities	1,452,133	1,141,828
Net change in cash and cash equivalents	(73,109)	140,444
Cash and cash equivalents at beginning of period	141,536	1,092
Cash and cash equivalents at end of period	$ 68,427	$ 141,536

CHALLENGEHOP INC. and subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
See Accountant's Review Report
For calendar years ended December 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

CHALLENGEHOP INC. was organized in Delaware on July 27, 2015. PETZBE, INC. is a wholly owned subsidiary of Challengehop and was formed in Delaware on February 13, 2017. ChallengeHop, Inc. and Petzbe, Inc. (together, which may be referred to as the "Company", "we," "us," or "our") develop a pet-based social app platform for mobile devices.

Since Inception, the Company has primarily relied on securing funding from its investors and from related-party borrowings. As of December 31, 2020, the Company produced negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Basis of Consolidation
The Company's financial position and results are presented on a consolidated basis between ChallengeHop, Inc. and Petzbe, Inc. where all intercompany items are eliminated and presented in accordance with US GAAP.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $68,427 and $141,536 of cash on hand, respectively.

Fixed Assets and Other Long-Lived Assets
Long-lived assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When assets are retired or sold, the cost and related accumulated depreciation or amortization are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years. Amortization is provided over the useful life of the asset.

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2020, the Company had acquired $4,499 of assets and recorded $1,500 of depreciation.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory
When applicable, the Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the usage of its app-based mobile platform but has not recorded any revenue yet.

Accounts Receivable

Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company had combined short-term and long-term related party loans payable totaling $648,258 and $160,843 as of December 31, 2020 and 2019, respectively. The loans are owed to the Company's founder and chief executive and do not have fixed maturity date and no interest is charged.

As of December 31, 2020 and 2019, the Company had issued a total of $1,190,000 and $400,000 of convertible notes, respectively.

One tranche of notes, up to $800,000 in value, bears interest at 3 percent per annum. The note terms are for 24 months and can be automatically extended in increments of 6 months. The note terms also allow the holder to convert any outstanding principal and unpaid interest into shares of the Company at a valuation of $10,200,000.

A second tranche of notes, up to $400,000 in value, bears interest at 3 percent per annum. The note terms are for 18 months but can be automatically extended in increments of 6 months. The note terms also allow the holder to convert any outstanding principal and unpaid interest into shares of the Company at a valuation of $10,200,000.

During 2020, the Company also borrowed $100,000 of up to a permissible $200,000 to further fund the growth of the Company (the "Loan"). The interest rate of this credit is 3 percent per annum and is due in 2021 but can be extended. The Company expects to extend the maturity of this loan.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2020 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – EQUITY

As of January 9, 2020, the Company recapitalized ChallengeHop, Inc. to have 10,000,000 shares of common stock with a $0.0001 par value. According to US GAAP, the Company presents the results of this recapitalization for all periods presented in the financial statements. The Company has 2,225,000 shares outstanding.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has borrowed funds from a significant shareholder as described in Note 4 above.

Because these loans are transactions between insiders of the Company, there is no guarantee that it represents the terms that would otherwise be available if the loan had been made on arm's length terms.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") its securities in a Regulation CF offering exempt from registration. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Additional Amounts Borrowed Under the Loan

As discussed in Note 4, the Company has obtained up to $200,000 in borrowings from a lender. As of December 31, 2020, the Company had borrowed $100,000 of that amount. From January through Februrary 2021, the Company has drawn on the remainder of the credit line such that $200,000 is now outstanding.

Management's Evaluation

Management has evaluated subsequent events through February 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Confirmed, Principal Executive Officer of ChallengeHop Inc., hereby certify that the financial statements of ChallengeHop Inc. included in this Report are true and complete in all material respects.

Confirmed

Principal Executive Officer